                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 18)

                    Under the Securities Exchange Act of 1934

                             SWISS ARMY BRANDS, INC.
                             -----------------------
                                (Name of Issuer)


                          Common Stock, $.10 Par Value
                          -----------------------------
                         (Title of Class of Securities)


                                    870827102
                                   -----------
                                 (CUSIP Number)


                            Charles B. Friedman, Esq.
                             Morrison & Foerster LLP
                           1290 Avenue of the Americas
                            New York, New York 10105
                                 (212) 486-8000

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                November 16, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                               Page 1 of 14 Pages
                        Exhibit Index appears on page 10.

---------------------------                -------------------------------------
CUSIP No. 870827102              13D            Page 2 of 14 Pages
---------------------------                -------------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             BRAE GROUP, INC.

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)
                                                                             [ ]
                                                                             (b)
                                                                             [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS
                                                  N/A
--------------------------------------------------------------------------------

  5    CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               Delaware
--------------------------------------------------------------------------------
  NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                                          0
OWNED BY EACH
 REPORTING
PERSON WITH

--------------------------------------------------------------------------------
                    8      SHARED VOTING POWER

                                                2,417,900
--------------------------------------------------------------------------------

                    9      SOLE DISPOSITIVE POWER

                                                    0
--------------------------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                                              2,417,900
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      2,417,900
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                 28.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
                                                  CO
--------------------------------------------------------------------------------

---------------------------                -------------------------------------
CUSIP No. 870827102              13D            Page 3 of 14 Pages
---------------------------                -------------------------------------


--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            LOUIS MARX, JR.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)
                                                                             [ ]
                                                                             (b)
                                                                             [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
                                                  N/A
--------------------------------------------------------------------------------

  5    CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             United States
--------------------------------------------------------------------------------

  NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                                       19,730
OWNED BY EACH
  REPORTING
PERSON WITH
--------------------------------------------------------------------------------

                    8      SHARED VOTING POWER

                                      2,417,900
--------------------------------------------------------------------------------

                    9      SOLE DISPOSITIVE POWER

                                       19,730
--------------------------------------------------------------------------------

                    10     SHARED DISPOSITIVE POWER

                                      2,417,900
--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                               2,437,630
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                 28.5%
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON
                                                  IN
--------------------------------------------------------------------------------

                        AMENDMENT NO. 18 TO SCHEDULE 13D

         This Amendment No. 18 to Schedule 13D (as so amended, the "Amended
Schedule 13D") is filed by Brae Group, Inc., a Delaware corporation ("Brae"), and Louis Marx, Jr. ("Mr. Marx") with respect to the common stock, par value $.10 per share (the "Common Stock") of Swiss Army Brands, Inc., a Delaware corporation ("Swiss Army").

         The purpose of this Amendment No. 18 is to report that on November 16, 2000, Victorinox AG, a Swiss corporation ("Victorinox") and Brae Group, Inc. ("Brae") entered into a letter agreement (the "Purchase Agreement") pursuant to which (subject to certain conditions set forth therein) Victorinox has agreed to purchase from Brae 1,917,900 shares of Swiss Army Common Stock (the "Shares") for $5.00 per share, or $9,589,500 in the aggregate.

         Each of Brae and Mr. Marx is responsible for the completeness and accuracy of only that information concerning each of Brae or Mr. Marx, respectively, contained herein, or in any subsequent amendment, including information relating to Brae's officers, directors and controlling persons, and neither of such parties is responsible for the completeness or accuracy of any information concerning the other party. Neither Brae nor Mr. Marx knows or has reason to believe that any information concerning the other party contained herein is inaccurate and the execution of any subsequent amendment by each party shall constitute a representation by such party that it neither knows nor has reason to believe that any information concerning the other parties contained in such amendment is inaccurate at the time of such execution.

Item 2 - Identity and Background.

         This Amended Schedule 13D is being filed on behalf of Brae and Mr.
Marx.

         Brae is a company which holds equity interests in various entities in diversified industries. The address of the principal business and principal office of Brae is 333 Clay Street, Suite 4500, Houston, Texas, 77002.

         Mr. Marx, a private investor, maintains his principal business address at 645 Madison Avenue, New York, New York, 10022. Mr. Marx has a majority voting interest in Brae and may be deemed to be its controlling shareholder.

         Set forth on Schedule A hereto are the name, the citizenship, the business or residence address, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of the director and of each executive officer of Brae.

         During the last five years, neither Brae nor Mr. Marx, nor to the best knowledge of Brae, the director or executive officers of Brae, has or have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither Brae nor Mr. Marx, nor to the best of the knowledge of Brae, the director or executive officers of Brae, was or were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or were or is or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4. - Purpose of Transaction.

         Although neither Brae nor Mr. Marx has formulated any definite plans or proposals with respect to their respective investments in Swiss Army other than as described above, they may consider the acquisition of additional shares of Common Stock, including shares that may be acquired upon exercise of stock options held by Brae, or the disposition of some or all of the shares of Common Stock held or that may in the future be held by them, depending on market conditions and other circumstances. In addition, Mr. Marx is currently a director of Swiss Army and currently plans to continue to serve in such capacity. Except as set forth above, neither Brae nor Mr. Marx has any plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of Swiss Army, or the disposition of securities of Swiss Army;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Swiss Army or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Swiss Army or any of its subsidiaries;

         (d) Any change in the present board of directors or management of Swiss Army, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of Swiss Army;

         (f) Any other material change in Swiss Army's business or corporate structure;

         (g) Changes in Swiss Army's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Swiss Army by any person;

         (h) Causing a class of securities of Swiss Army to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Swiss Army becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j) Any action similar to any of those enumerated above.

Item 5. - Interest in Securities of the Issuer.

         (a) (b) Brae owns directly an aggregate of 1,917,900 shares of Common Stock, and Brae is deemed to own directly 500,000 shares of Common Stock (the "Brae Option Shares") issuable upon exercise of a currently exercisable Stock Option (the "Brae Option"), constituting in the aggregate approximately 28.2% of the issued and outstanding shares of such stock as of the date hereof (including as if issued and outstanding on the date hereof the Brae Option Shares). Upon completion of the sale of the Shares to Victorinox (which sale is subject to certain conditions), Brae will be deemed to own directly the 500,000 Brae Option Shares which would constitute approximately 5.8% of the issued and outstanding shares of such Common Stock as of the date hereof (including as if issued and outstanding on the date hereof the Brae Option Shares). Brae and Mr. Marx may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of such shares.

         Mr. Marx owns directly 19,730 shares of Common Stock constituting approximately 0.2% of the issued and outstanding shares of such stock as of the date hereof. Mr. Marx has the sole power to vote or direct the vote and to dispose or direct the disposition of these shares. Mr. Marx may be deemed to share with Brae the power to vote or direct the vote and to dispose or direct the disposition of the shares held by Brae. Mr. Marx may thus be deemed to beneficially own 2,437,630 shares of Common Stock or approximately 28.5% of the issued and outstanding shares of such stock as of the date hereof (including as if issued and outstanding on the date hereof the 500,000 Brae Option Shares). Mr. Marx disclaims beneficial ownership of the shares held by Brae.

Item 6. - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Under the Purchase Agreement, Brae agreed to sell to Victorinox, and Victorinox agreed to purchase from Brae, the 1,917,900 Shares for a purchase price of $5.00 per share, or $9,589,500 in the aggregate. The Purchase Agreement requires (among other things) that Victorinox cause to be filed with the United States Department of Justice and the United States Federal Trade Commission a notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The closing of the purchase and sale under the Purchase Agreement is subject to the condition that the relevant waiting period under the HSR Act shall have expired or been terminated. The $9,589,500 purchase price will be paid by the satisfaction of indebtedness owed by Brae to Victorinox. Prior to such closing, Victorinox will have no right to vote or dispose of, or direct the vote or disposition of, the Shares. The Purchase Agreement contains other covenants, agreements, representations and warranties customary for agreements of its type.

Item 7. - Material to be Filed as Exhibits.

         Exhibit A - Letter agreement, dated November 16, 2000, between Brae Group, Inc. and Victorinox AG.

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2000

                                   BRAE GROUP, INC.

                                   By:  /s/ W. Kirk Bosche
                                      ------------------------
                                        Name:  W. Kirk Bosche
                                        Title: Vice President, Secretary and
                                               Treasurer

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2000
                                   By:  /s/ Louis Marx, Jr.
                                      ---------------------
                                        Louis Marx, Jr.

                                   SCHEDULE A
                              TO SCHEDULE 13D FILED
                                       BY
                                BRAE GROUP, INC.

         The following table sets forth certain information concerning the director and each of the officers of Brae Group, Inc., a Delaware corporation ("Brae"), as of the date hereof.


Name:                              George Nevers
                                   ------------------
                                   (Director)


Citizenship:                       American

Business Address:                  1902 Wroxton Road
                                   Houston, TX  77005

Principal Occupation:              Private Investor

Name:                              W. Kirk Bosche
                                   --------------------
                                  (Vice President, Secretary and Treasurer)


Citizenship:                       American

Business Address:                  333 Clay Street, Suite 4900
                                   Houston, TX  77002


Principal Occupation:              Chief Financial Officer - First
                                   International Oil Corporation

                                 EXHIBIT INDEX


Exhibit                           Document                  Page
-------                           --------                  ----
   A   Letter agreement, dated November 16, 2000,            11
       Between Brae Group, Inc. and Victorinox AG

EXHIBIT A

                                BRAE GROUP, INC.
                                333 CLAY STREET
                                   SUITE 4900
                               HOUSTON, TX 77002

                                                               November 16, 2000

Victorinox AG
CH-6438
Ibach-Schwyz
Switzerland
Attention:  Charles Elsener, Jr.

Gentlemen:

         This letter agreement (this "Agreement") will confirm the mutual agreement Brae Group, Inc., a Delaware corporation ("Seller"), and Victorinox AG, a Swiss corporation ("Purchaser"), concerning the sale by Seller to Purchaser of all of Seller's right, title and interest in and to 1,917,900 shares (the "Shares") of the Common Stock of Swiss Army Brands, Inc., a Delaware corporation ("SABI"). Pursuant to the terms and conditions of this Agreement, Seller and Purchaser hereby mutually agree as follows:

         1. Purchase and Sale. Seller hereby agrees to sell, transfer, assign and convey to Purchaser, and Purchaser hereby agrees to purchase from Seller, the Shares, for a purchase price of US $5.00 per share (US $9,589,500 in the aggregate) (the "Purchase Price"), payable as set forth below. The sale and purchase of the Shares shall occur at the hereinafter defined "Closing".

         2. Hart-Scott-Rodino Compliance. Promptly as practicable following the execution of this Agreement, but in any event within five (5) business days, Purchaser will cause to be filed with the Antitrust Division of the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "DOJ") the notification and report form required for the transactions contemplated hereby (the "HSR Report Form") and any supplemental information requested in connection therewith pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Seller shall pay the filing fee required in connection with the filing of the HSR Report Form. Purchaser will keep Seller apprised of the status of any communications with, and inquiries or requests for additional information from, the FTC and the DOJ and shall comply promptly with any such inquiry or request. Purchaser will use all reasonable efforts to obtain any clearance required under the HSR Act for the purchase and sale of the Shares. Either party may terminate this Agreement if the relevant waiting period under the HSR Act (the "HSR Waiting Period") has not expired or terminated within 120 days following the filing of the HSR Report Form.

         3     The Closing.

         (a) The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at such time and location as the parties may agree, not later than five (5) business days following the expiration or termination of the applicable HSR Waiting Period. At the Closing, Purchaser shall deliver the Purchase Price to Seller, and Seller shall deliver the Shares to Purchaser.

         (b) Delivery of the Shares at the Closing shall be by delivery of certificates representing the Shares, either registered in Purchaser's name or accompanied by such instruments of transfer duly executed and in proper form for transfer, with signatures guaranteed, and/or by book entry transfer of beneficial ownership of shares held in the name of Seller's broker or nominee, or by such other method as is agreed between Purchaser and Seller, provided, that in the event that delivery of such certificate or certificates shall be delayed, Purchaser shall nevertheless for all purposes be the beneficial owner of the Shares from and after the Closing.

         (c) The Purchase Price shall be paid at the Closing by the satisfaction of indebtedness owed to Purchaser by Seller, as shall be agreed by the parties prior to the Closing. Such satisfaction shall be effective on and as of the Closing without any further action by either party; provided, that Purchaser hereby agrees to deliver to Seller any notes, security or other instruments or things of value evidencing or securing such indebtedness.

         4. Transfer of Beneficial Ownership. The transfer of the beneficial ownership of the Shares shall be effective as of the date of the Closing, and unless and until the Closing occurs, Purchaser shall have no right to vote or dispose of, or direct the vote or disposition of, the Shares.

         5. Representations and Warranties of Seller. Seller represents and warrants that:


         (a) Seller has good title to and owns the Shares free and clear of all security interests, liens, charges, encumbrances and other adverse claims, and is transferring the Shares to Purchaser free and clear of all security interests, liens, charges, encumbrances and other adverse claims.

         (b) Seller is a sophisticated investor, highly skilled in financial matters and has made such inquiry and has obtained such information as Seller has deemed appropriate concerning the Shares. Seller acknowledges that, as a substantial shareholder of SABI, with access to all of SABI's public filings with the U.S. Securities and Exchange commission, Seller is familiar with the business, financial condition and prospects of SABI; and Seller acknowledges that Purchaser has not made any representation or warranties with respect to SABI's business, financial condition or prospects. Without limiting the generality of the foregoing, Seller acknowledges that its decision to proceed with this transaction is based upon its own analysis of the situation and that, except as expressly set forth in paragraph 6 hereof, no representations or warranties whatsoever have been made to Seller concerning the Shares or SABI by Purchaser or by any other person.

         (c) Seller acknowledges that in connection with the transactions contemplated by this Agreement, Seller has relied on its own counsel and other advisors to the extent Seller has deemed appropriate, and Seller has not relied on Purchaser or its advisors to advise it with respect to the legal, tax or other aspects of such transactions.

         6. Representations and Warranties of Purchaser. Purchaser represents and warrants that:


         (a) Purchaser is a sophisticated investor, highly skilled in financial matters and has made such inquiry and has obtained such information as Purchaser has requested or deemed appropriate concerning the Shares. Purchaser acknowledges that, as a substantial shareholder of SABI, with access to all of SABI's public filings with the U.S. Securities and Exchange commission, Purchaser is familiar with the business, financial condition and prospects of SABI; and Purchaser acknowledges that Seller has not made any representation or warranties with respect to SABI's business, financial condition or prospects. Without limiting the generality of the foregoing, Purchaser acknowledges that its decision to proceed with this transaction is based upon its own analysis of the situation and that, except as expressly set forth in paragraph 5 hereof, no representations or warranties whatsoever have been made to Purchaser concerning the Shares or SABI by Seller or by any other person.

         (b) Purchaser acknowledges that in connection with the transactions contemplated by this Agreement, Purchaser has relied on its own counsel and other advisors to the extent Purchaser has deemed appropriate, and Purchaser has not relied on Seller or its advisors (including without limitation Morrison & Foerster LLP) to advise it with respect to the legal, tax or other aspects of such transactions.

         (c) Purchaser is acquiring the Shares solely for purposes of investment and not with a view to resale or distribution. Purchaser recognizes that the Shares are being purchased by Purchaser in a transaction that is not registered under the Securities Act of 1933, as amended (the "Act"), and agrees that it will not transfer any of the Shares (or any interest therein) in the absence of such registration unless such contemplated transfer is exempt from the requirement of such registration.

         7. Other Documents. Each party hereto shall at any time, and from time to time, upon the written request of the other party hereto, execute and deliver such further documents and things, and take such further actions, as the other party hereto may reasonably request in order to effect the purposes of this Agreement.

         8. Merger/Modification. This Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings between the parties relating to the subject matter hereof. Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated, except by an instrument in writing signed by Seller and Purchaser.

         9. Headings. The headings of this Agreement are for purposes of reference only and shall not limit or define the meaning hereof.

         10. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York applicable to contracts made and to be performed entirely within such state.

         11. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and which together shall constitute one and the same agreement.

         If this Agreement meets with your understanding of our mutual agreement, please so indicate by signing a copy hereof and returning it to the undersigned.

                                   Very truly yours,


                                   BRAE GROUP, INC.


                                   By:  /s/ W. Kirk Bosche
                                   ---------------------------
                                      W. Kirk Bosche
                                      Vice President - Finance

ACCEPTED AND AGREED:

VICTORINOX AG


By:  /s/ Charles Elsener, Jr.
   --------------------------
     Charles Elsener, Jr.